UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

AMENDMENT NO. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

ImClone Systems Incorporated

(Exact Name of Registrant as Specified in Charter)

Delaware	04-2834797
(State of Incorporation or Organization)	(IRA Employer
Identification No.)

180 Varick Street, New York, New York	10014
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates:
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Each
to be so Registered	Class is to be Registered

Securities to be registered pursuant to Section 12(g) of the Act:

Series B Participating Cumulative Preferred Stock Purchase Rights

(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered.

On February 15, 2002, the Board of Directors of ImClone Systems Incorporated (the “Company”) declared a dividend of one preferred stock purchase right (a “Right”) for each outstanding share of common stock, par value $0.001 per share (the “Common Stock”), of the Company payable to holders of record as of the close of business on February 19, 2002 (the “Record Date”). The description and terms of the Rights were initially set forth in a Rights Agreement, dated as of February 15, 2002 (the “Original Rights Agreement”) between the Company and EquiServe Trust Company, N.A., as Rights Agent. EquiServe Trust Company, N.A. is now known as Computershare Trust Company, N.A.

The Company and Computershare Trust Company, N.A. as Rights Agent, entered into a First Amendment to Rights Agreement, dated as of May 4, 2006. The Original Rights Agreement, as so amended, is referred to as the “Amended Rights Agreement”. The amendment provides, among other things, for an increase in the Specified Percentage from 15% to 19.9% and that an Acquiring Person does not include any person who becomes the beneficial owner of 19.9% or more of the Common Stock by reason of an all-cash tender offer for all outstanding Common Stock satisfying certain criteria.

The description and terms of the Rights are set forth in the Amended Rights Agreement. The following description of the Amended Rights Agreement does not purport to be complete and is qualified in its entirety by (i) the Original Rights Agreement attached hereto as Exhibit 1 and incorporated herein by reference and (ii) the First Amendment to Rights Agreement attached hereto as Exhibit 2 and incorporated herein by reference.

The Rights will continue to trade with the Common Stock, unless and until they are separate upon the occurrence of certain future events.

Prior to the Distribution Date (as defined below), the Rights will be evidenced by the certificates for and will be transferred with the Common Stock, and the registered holders of the Common Stock will be deemed to be the registered holders of the Rights. After the Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights to each record holder of the Common Stock as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the Common Stock. The “Distribution Date” generally means the earlier of (i) the close of business on the 10th day after the date (the “Stock Acquisition Date”) of the first public announcement that any person or group has become an Acquiring Person (as defined below), and (ii) the close of business on the 10th business day (or such later day as may be designated by the Board of Directors before any person has become an Acquiring Person) after the date of the commencement by any person of a tender or exchange offer, other than a Qualifying Offer (as defined below), that would, if consummated, result in such person becoming an Acquiring Person (unless, before the close of business on such 10th business day, the offer is amended so that it becomes a Qualifying Offer).

Subject to certain exceptions, an “Acquiring Person” is any person or group who becomes the beneficial owner of 19.9% or more of the Common Stock. The exceptions include (i) the Company and any of its subsidiaries, (ii) any employee benefit plan of the Company and any such subsidiary, (iii) Merck KGaA and its affiliates, so long as (A) during a standstill period agreed to with the Company, they do not become beneficial owners of more than 19.9% of the Common Stock and (B) upon the expiration of such standstill period, Merck and its affiliates and associates do not acquire any additional shares of Common Stock that would cause them to hold 19.9% or more of the Common Stock, (iv) Bristol-Myers Squibb Company and its affiliates, so long as (A) during a standstill period agreed to with the Company pursuant to a stockholder agreement but prior to an acquisition limitation event, they do not become beneficial owners of more than 19.9% of the Common Stock, (B) during the standstill period after an acquisition limitation event, Bristol-Myers and its affiliates do not acquire any additional shares of Common Stock that would cause them to hold 19.9% or more of the Common Stock and (C) after the standstill period, Bristol-Myers and its affiliates and associates do not acquire any additional shares of Common Stock that would cause them to hold 19.9% or more of Common Stock other than pursuant to a dilution option granted under the stockholder agreement, and (v) any person or group who becomes the beneficial owner of 19.9% or more of the Common Stock pursuant to a Qualifying Offer, so long as such person (if it did not acquire beneficial ownership of a majority of the outstanding shares of Common Stock as a result of the Qualifying Offer) does not become the beneficial owner of any additional shares of Common Stock (other than in certain limited circumstances, including pursuant to another Qualifying Offer).

Prior to the Distribution Date, the Rights will not be exercisable. After the Distribution Date (but before any person has become an Acquiring Person), each Right will be exercisable to purchase, for $175 (the “Purchase Price”), one one-hundredth of a share of Series B Participating Cumulative Preferred Stock, par value $0.001 per share (the “Preferred Stock”).

If any person has become an Acquiring Person (but none of the events described in the second succeeding paragraph has occurred), each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder, after the Distribution Date, to purchase, for the Purchase Price, a number of shares of Common Stock having a market value of twice the Purchase Price.

At any time after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock or the occurrence of any of the events described in the next paragraph), the Board of Directors may exchange all or part of the Rights (other than Rights beneficially owned by an Acquiring Person and certain affiliated and associated persons) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right.

If, after any person has become an Acquiring Person, (1) the Company is involved in a merger or other business combination in which the Company is not the surviving corporation or its Common Stock is exchanged for other securities or assets or (2) the Company and/or one or more of its subsidiaries sell or otherwise transfer assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries, taken as a whole, then each Right will entitle the holder, after the Distribution Date, to purchase, for the Purchase Price, a number of shares of common stock of the other party to such business combination or sale (or in certain circumstances, an affiliate) having a market value of twice the Purchase Price.

The Board of Directors may redeem all of the Rights at a price of $0.001 per Right at any time before any person has become an Acquiring Person.

The Rights will expire on February 15, 2012, unless earlier exchanged or redeemed.

Prior to any person becoming an Acquiring Person, the Rights Agreement may be amended in any respect. After any person has become an Acquiring Person, the Rights Agreement may not be amended in any respect that would adversely affect Rights holders (other than any Acquiring Person and certain affiliated persons), that would cause the Rights Agreement to become amendable except as set forth in this sentence or that would cause the Rights again to become redeemable.

Rights holders have no rights as a stockholder of the Company, including the right to vote and to receive dividends.

The Rights Agreement includes antidilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.

The Rights will not become exercisable in the case of a tender offer that constitutes a Qualifying Offer or of a merger or business combination consummated in compliance with the requirements of a Qualifying Offer. The Rights Agreement defines a “Qualifying Offer” as an all-cash tender offer for all outstanding shares of Common Stock on a fully diluted basis that meets the following requirements:

•                  The person making the tender offer must, prior to commencing such offer, have provided to the Company firm written commitments from reputable financial institutions, which have been accepted by such offeror, to provide funds that, when combined with cash and cash equivalents which such person and its affiliates then have available and have irrevocably committed in writing to the Company to use for purposes of the tender offer, are sufficient to pay for all outstanding shares of Common Stock on a fully diluted basis and all related expenses. These commitments must be subject only to conditions that are no broader than the conditions of the tender offer (as permitted by the Rights Agreement) or that otherwise are customary. Such conditions to the commitments must not include any “diligence” condition, any condition requiring access by the financial institutions providing the commitments to non-public information to be provided by the Company, any condition based on the accuracy of any information concerning the Company (other than such as would be the subject of representations and warranties in a public financing by the Company), or any condition requiring the Company to make any representations, warranties or covenants in connection with the financing contemplated by such commitments.

•                  The tender offer must have an initial expiration date of not less than 90 and not more than 95 calendar days from the date on which it is commenced. The tender offer must contain a binding commitment (which must be confirmed in writing to the Company prior to commencement of the offer) by the offeror that such offeror will extend the offer if necessary so that the offer will not expire until 20 business days after the commencement of any tender offer or exchange offer by a third party and otherwise will not be extended except as required to comply with applicable law or if, as of the scheduled expiration date, all conditions to the consummation of the offer are not satisfied (provided that in each case any such extension shall be for no more than 30 days at a time).

•                  The tender offer must be subject only to customary terms and conditions. Such customary conditions may in no event include satisfaction of any condition relating to approval by the board of directors (or similar governing body) or equity owners of the offeror or its affiliates, any condition within the control of the offeror or its affiliates, or any condition relating to the business, financial condition, results of operations, or prospects of the Company, other than such as are based on information publicly disclosed by the Company. The conditions to the tender offer may, but need not, include a condition that a specified number of shares of Common Stock be validly tendered in the offer and not withdrawn.

•                  The tender offer must contain a binding commitment (which must be confirmed in writing to the Company prior to commencement of the offer) that if, upon consummation of such tender offer, the number of shares of Common Stock that are beneficially owned by the offeror constitutes at least a majority of the shares of Common Stock then outstanding, the offeror will use its best efforts to carry out, as promptly as possible following consummation of the tender offer, a transaction or transactions pursuant to which all shares of Common Stock not purchased in the tender offer will be acquired at the same cash price payable in the tender offer. This commitment may be subject to the condition that the board of directors of the Company take such actions as may reasonably be required to facilitate such transaction or transactions, including, without limitation, by taking such action as may be necessary or appropriate to make Section 203 of the Delaware General Corporation Law inapplicable to such transaction or transactions.

•                  The tender offer must contain a binding commitment (which must be confirmed in writing to the Company prior to commencement of the offer) by the offeror that such offeror will not make any material amendment to the tender offer, except to increase the price offered or to extend the offer as described in the second bullet above.

Each outstanding share of Common Stock on the Record Date received one Right. Shares of Common Stock issued after the Record Date and prior to the Distribution Date will be issued with a Right attached so that all shares of Common Stock outstanding prior to the Distribution Date will have Rights attached. 1,200,000 shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person that attempts to acquire the Company without a condition to such an offer that a substantial number of the Rights be acquired or that the Rights be redeemed or declared invalid. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company as described above.

Item 2. Exhibits

1.               Rights Agreement, dated as of February 15, 2002, between ImClone Systems Incorporated and EquiServe Trust Company, N.A., as Rights Agent.

2.               First Amendment to Rights Agreement, dated as of May 4, 2006, between ImClone Systems Incorporated and Computershare Trust Company, N.A. (f/k/a EquiServe Trust Company, N.A.), as Rights Agent.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

IMCLONE SYSTEMS INCORPORATED

	By:	/s/ Joseph L. Fischer
		Name:	Joseph L. Fischer
		Title:	Interim Chief Executive Officer

Dated: May 4, 2006